[Letterhead of ANSYS, Inc.]

May 15, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ansys, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed on February 27, 2009

File No. 000-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of March 31, 2009 to Maria T. Shields, Chief Financial Officer of the Company (the “Comment Letter”).

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 46

Comment 1:

We note that your Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are “effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Your statement where you conclude on the effectiveness of the Company’s disclosures controls and procedures does not provide the entire definition of disclosure controls and procedures. Please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that

Ms. Kathleen Collins

Securities and Exchange Commission

May 15, 2009

information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should either (1) provide the entire definition or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in the rule. We refer you to Exchange Act Rule 13a-15(e). Please apply this comment to your future filings.

Response 1:

The Company hereby confirms that its Chief Executive Officer and Chief Financial Officer (the principal executive officer and the principal financial officer of the Company, respectively) concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to its management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company will revise its disclosure in future filings to clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act by deleting the second paragraph and providing as follows in the first paragraph: As required by Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company has evaluated, with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective, as defined in Rule 13a-15(e) of the Exchange Act.

Ms. Kathleen Collins

Securities and Exchange Commission

May 15, 2009

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

Comment 2:

We note from your response to comment 3 in your letter dated May 22, 2006 that “[t]he Company has consistently realized a high pcs renewal rate, charges customers the amount in the published price list for pcs renewal (or, in the case of the Discounted Class, the discounted price) and, as a result, uses the published price list (or, in the case of the Discounted Class, the discounted price) as vendor specific objective evidence of pcs in using the residual method of revenue recognition under SOP 97-2.” Please clarify what you mean by “high pcs renewal rate.” In this regard, tell us the volume of stand alone sales used to establish VSOE of PCS and tell us what percentage of customers that renew PCS at the published price list rate. Also, please explain further how you determine VSOE of PCS for the “discounted class” of customers. In this regard, tell us whether you offer a standard discount to each customer based on geographic location. If the discount rates vary from customer to customer, then please explain further how you are able to reasonably establish VSOE pursuant to paragraph 10 of SOP 97-2.

Response 2:

The Company uses the “Renewal Rate Method” to determine VSOE of fair value for PCS bundled with perpetual license sales. The Renewal Rate Method is based on the guidance in SOP 97-2 (par. 57), which states that “the fair value of the PCS should be determined by reference to the price that the customer will be required to pay when it is sold separately (that is, the renewal rate).” In allocating PCS in such arrangements, the Company utilizes contractual renewal rates, which are substantive. In 2008, the Company sold approximately 12,000 new PCS contracts and renewed approximately 53,000 PCS contracts. The Company’s experience with its customers’ renewal of PCS contracts, subsequent to the initial bundled purchase, was approximately 90% overall and exceeded 85% for each of its three primary geographic regions (North America, Europe and Other International) in 2008. This experience level indicates a high volume of standalone sales of PCS that enables the Company to utilize the Renewal Rate Method for purposes of determining VSOE of fair value for PCS.

In 2008, the Company recorded total PCS revenue of $127.3 million, excluding the July 31, 2008 acquisition of Ansoft Corporation. Approximately 16% of this revenue was derived from new contract sales, whereby PCS was bundled with perpetual licenses, and the remaining 84% was derived from standalone sales of PCS whereby customers renewed existing PCS contracts. The amount attributable to new PCS sales contracts in 2008 represented 20% of the amount attributable to the perpetual licenses with which the PCS sales were bundled. This percentage is

Ms. Kathleen Collins

Securities and Exchange Commission

May 15, 2009

consistent with the list price relationship for separate sales of perpetual licenses and PCS for a significant majority of the Company’s products.

[Confidential Treatment Requested by ANSYS, Inc., ANSS-0001]

Comment 3:

We also note that the Company provides training, support and other services. Tell us if you consider these services to be part of your multiple element arrangements and, if so, tell us how you determine VSOE of such services pursuant to paragraph 10 of SOP 97-2. Alternatively, if you account for these services as separate arrangements apart from the license sales, then please explain further how you made this determination and specifically how you applied the guidance in TPA 5100.39 in accounting for these services. In your response, please include the volume of stand alone sales used in your VSOE analysis, as applicable.

Response 3:

The Company’s service revenue (other than PCS-related revenue) is primarily comprised of training and both short- and long-term consulting arrangements. In 2008, approximately $700,000 of services, mainly comprised of training and short-term consulting services, were sold in bundled arrangements with software. Separate sales of similar services totaled approximately $9.1 million in 2008. In determining whether the Company’s services arrangements should be accounted for separately or as part of a multiple element arrangement, the Company considers the factors in TPA 5100.39, “Software Revenue Recognition for Multiple Element Arrangements” (“TPA 5100.39”). Based on the factors in TPA 5100.39, these service contracts are generally not sold in multiple element arrangements with software licenses or other services and are accounted for as separate arrangements. A discussion of these factors and relevant considerations with respect to the Company’s services contracts is as follows:

•	The contracts or agreements are negotiated or executed within a short time frame of each other.

Discussion: The majority of the Company’s services contracts are generally not negotiated or executed within a short time frame of another related arrangement. In such instances, the customer is charged an hourly rate for services provided or, in the case of training, a daily rate. Those customers that require training or other short-term consulting services as a result of a specific software purchase generally recognize the need for such services at the time of a software purchase and, therefore, purchase the services at the same time as the related software purchase. In these circumstances, the Company accounts for the services as part of a multiple element arrangement.

Ms. Kathleen Collins

Securities and Exchange Commission

May 15, 2009

•	The different elements are closely interrelated or interdependent in terms of design technology, or function.

Discussion: The Company’s stand alone consulting contracts, which represent a more significant portion of total services revenue, are generally not closely related to the separate sale of software licenses or other services. In many cases, these services are purchased after the customer has been licensing the software for some time and are provided to assist the customer in better leveraging the existing functionality of the previously licensed software. As indicated above, training and short-term consulting arrangements are often related to the purchase of software licenses. In these cases, the Company accounts for the services as part of a multiple element arrangement.

•	The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.

Discussion: This factor is generally not present in the Company’s services contracts.

•	One or more elements in one contract or agreement are essential to the functionality of an element in another contract.

Discussion: This factor is generally not present in the Company’s services contracts.

•	Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

Discussion: This factor is generally not present in the Company’s services contracts.

•	The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.

Discussion: This factor occurs infrequently in the Company’s services contracts. When it does occur, the customer typically issues a joint purchase order and the services contract typically combines the work required of both divisions. In these circumstances, the Company would consider the combined project as a single services arrangement.

For the services that are sold in bundled arrangements, the Company accounts for them pursuant to SOP 97-2 and considers that such services (a) are not essential to the functionality of any other element of the transaction, and (b) are separately described in the contract such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of

Ms. Kathleen Collins

Securities and Exchange Commission

May 15, 2009

the service. The Company utilizes the hourly rate in separate sales of similar services as VSOE when determining the fair value of these services.

Comment 4:

We note that revenue for channel partner sales is recorded on a net basis (the amount actually received by the Company from the channel partner). Please explain why the amount received from the channel partner is considered a “net amount.” Also, we note from your disclosures on page 13 that the channel partners offer consulting services and provide the first line of technical support to the end-user customer. Please tell us whether you recognize revenue for consulting and PCS services from licenses sold through your channel partners and tell us whether this represents services provided to your channel partners or to the end-user customer.

Response 4:

The Company’s independent channel partners are authorized to market, distribute and support the Company’s products and to provide related services to customers located within a defined geographical territory. The channel partners maintain a direct sales and service relationship with these end-user customers that includes accepting purchase orders for ANSYS products, invoicing, collecting accounts receivable, providing the first line of technical support and providing training and other consulting services.

Each channel partner’s financial obligation to ANSYS is to pay a percentage of either the list price or the end-user license fees for those products licensed to customers in the channel partner’s territory. The Company considers this to be the “net amount” because the channel partner’s portion of each transaction has been deducted from the amount remitted to and recorded as revenue by the Company. The Company believes that this net accounting treatment is appropriate based on the guidelines in EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” In arriving at this determination, the Company considered the indicators of gross revenue reporting in paragraphs 7-14 and the indicators of net revenue reporting in paragraphs 15-18 as follows (note that the inventory considerations in paragraphs 8 and 13 were not considered because the nature of the Company’s software business is that channel partners do not purchase inventory and, as a result, the related issues are generally not relevant):

Indicators of Net Revenue Reporting:

•	The amount the company earns is fixed (par. 16).

Ms. Kathleen Collins

Securities and Exchange Commission

May 15, 2009

Discussion: As discussed above, the channel partner’s obligation to the Company is to pay a fixed percentage of either the list price or the sales price. The Company believes that this is an indicator that net revenue reporting may be appropriate.

•	The supplier (and not the company) has credit risk (par. 14, 17).

Discussion: Each channel partner’s distribution agreement specifies that the channel partner assumes the credit risk and is obligated to pay the Company the fixed amount owed regardless of whether the end-user customer ultimately pays the channel partner. The Company believes that this is an indicator that net revenue reporting may be appropriate.

•	The channel partner (and not the company) has latitude in establishing price (par. 9).

Discussion: Each channel partner’s distribution agreement specifies that the channel partner has the ability to set the price with the end-user customer. In many circumstances, the Company has no insight into the amount ultimately charged by the channel partner to the customer. The Company believes that this is an indicator that net revenue reporting may be appropriate.

•	The company has no discretion in supplier selection (par. 11).

Discussion: The Company’s channel partners serve specified geographic locations and the geographic locations of various channel partners do not overlap. Therefore, customers purchasing software from the Company’s channel partners must do so from the channel partner assigned to each customer’s geographic location. The Company has no discretion in selecting the channel partner utilized by a particular customer. The Company believes that this is an indicator that net revenue reporting may be appropriate.

•	The company is not involved in the determination of product or service specifications (par. 12).

Discussion: The primary sales interaction with customers in a channel partner’s territory is provided by the channel partner’s sales and support staff. These sales and support personnel work with the customer, independently of the Company, to determine the appropriate mix of software products and services that meet the specific customer’s needs. The Company is generally only made aware of the specific details of each customer software purchase after the channel partner receives a purchase order from the customer and after the channel partner submits product order information to the Company. The Company is not aware of, or contractually a party to, any training or other services that the channel partner may provide to the customer. The Company believes that this is an indicator that net revenue reporting may be appropriate.

Ms. Kathleen Collins

Securities and Exchange Commission

May 15, 2009

•	The company is not the primary obligor in providing PCS services in the arrangement. (par. 7, 15)

Discussion: The channel partner is obligated to provide the first level of technical support to customers that purchase PCS. This obligation involves being the initial contact for customer support inquiries and resolving most of the customers’ technical issues. In fulfilling this obligation, the channel partner accepts the majority of the overall technical support burden. The Company believes that this is an indicator that net revenue reporting may be appropriate.

Indicators of Gross Revenue Reporting:

•	The company is the primary obligor in providing software technology in the arrangement (par. 7, 15).

Discussion: The software products sold by a channel partner to an end-user customer cannot be activated without the generation of a license key that is provided by the Company. Additionally, the license agreement signed by the customer indicates that the Company, rather than the channel partner, is always the licensor of the software products. The Company’s obligation in these arrangements is an indicator that gross revenue reporting may be appropriate.

•	The company changes the product or performs part of the service (par. 10).

Discussion: The Company is responsible for providing updates of existing versions, if any. Additionally, if there are technical support questions that cannot be addressed by channel partners, the Company is responsible for providing the second level of technical support to customers. In fulfilling these obligations, the Company is both changing the product and performing part of the service. The Company’s involvement in these activities is an indicator that gross revenue reporting may be appropriate.

Although there are indicators that individually support either gross or net revenue reporting, the Company believes that the indicators supporting net revenue reporting are more significant in number and in relative strength, and that net revenue reporting is most appropriate when all factors are considered in totality.

The Company recognizes revenue for PCS sold through the Company’s channel partners. The payment obligation of each channel partner to the Company includes a payment related to sales of PCS as compensation for providing technical enhancements and the second level of technical support to the end-user customer. Since the payment obligation of each channel partner to the Company does not include payments related to training, consulting or other services that are

Ms. Kathleen Collins

Securities and Exchange Commission

May 15, 2009

independently performed under separate agreements between the channel partner and the end-user customer, the fees for any such services provided by the channel partner are fully retained by the channel partner and the Company has not recorded any revenue in its financial statements related to such transactions.

* * * * * * *

As requested in the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (724) 514-2949 or by facsimile at (724) 514-3623 or Joseph L. Johnson III, Esq. of Goodwin Procter LLP, outside counsel to the Company, at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Sheila S. DiNardo, Esq.
Sheila S. DiNardo, Esq. ANSYS, Inc.

cc:	Joseph L. Johnson III, Esq.

Goodwin Procter LLP